

July 29, 2011

Via U.S. Mail
Ido Schechter, CEO
Top Image Systems Ltd.
2 Ben Gurion St.
Ramat Gan 52573
Israel

    Re: **Top Image Systems Ltd.**
           Registration Statement on Form F-3
           Filed July 14, 2011
           File No. 333-175546

           Form 20-F for the fiscal year ended December 31, 2010
           Filed March 31, 2011
           File No. 001-14552

Dear Mr. Schechter:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3

Selling Securityholders, page 28

1.   We note your disclosure in footnote 8 that Pyramid Trading Limited Partnership is a broker-dealer that did not receive the shares being offered for resale as compensation for investment banking services. Accordingly, please revise your prospectus to specifically identify Pyramid Trading as an underwriter with respect to the shares that it is offering for resale.

Incorporation by Reference, page 34

2.   Since your ordinary shares are currently registered under Section 12 of the Exchange Act, please revise this section to incorporate the description of this class of securities contained in a registration statement filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description. Refer to Item 6(a) of Form F-3.

Exhibit 5.1

3.   We note the statement in the final paragraph of the opinion that it has been delivered to the company solely for its information in connection with the registration statement and that it "may not be relied upon in any manner by any other person and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission." Please note that the investors in the offering should be able to rely on the legality opinion. Accordingly, please obtain a revised legality opinion that eliminates language limiting the reliance of investors. Also, we note the statement in the opinion that it has been rendered to the company subject to its agreement not to initiate any proceedings or take any legal action relating to the opinion outside the State of Israel. Please revise this statement to clarify that the limitation does not apply to investors in this offering.

Form 20-F

Item 7. Major Shareholders and Related Party Transactions, page 47

4.   It does not appear that you have provided the information required by Item 7.A.2 of Form 20-F regarding the portion of your ordinary shares held in the United States and the number of U.S. record holders. Please provide this information in your response letter and confirm that you will provide it in future filings as required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. In his absence, please contact me at (202) 551-3462. Should you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile
        Yelena Barychev, Esq.
        Blank Rome LLP